--------------------------------------------------------------------------------
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                                                    OMB APPROVAL
                                                           OMB Number: 3225-0145
                                                     Expires:    August 31, 1999
                                                     Estimated average burden
                                                     hours per form........14.90
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                         Magellan Health Services, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.25 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   559079-10-8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                          Michael A. Gerstenzang, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 30, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 559079-10-8
--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          TPG Advisors II, Inc.
--------------------------------------------------------------------------------
     2    ======================================================================

          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|
                                                                      (b)  |_|
--------------------------------------------------------------------------------
     3

--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS*

          00 - Contributions of Partners of Affiliates
--------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               |_|

--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
     NUMBER OF                7    SOLE VOTING POWER
       SHARES
--------------------------------------------------------------------------------
     BENEFICIALLY             8    SHARED VOTING POWER
       OWNED BY                    8,045,333 (See Items 4 and 5.)
     EACH REPORTING
--------------------------------------------------------------------------------
       PERSON                 9    SOLE DISPOSITIVE POWER
        WITH
--------------------------------------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
                                    8,045,333 (See Items 4 and 5.)
--------------------------------------------------------------------------------
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          8,045,333 (See Items 4 and 5.)
--------------------------------------------------------------------------------
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      |_|
--------------------------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          20.1% (See Items 4 and 5.)
--------------------------------------------------------------------------------
     14   TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment No. 1 amends and supplements the Schedule 13D (the "Schedule") filed on July 26, 1999 by TPG Advisors with respect to the Common Stock of the Company. All capitalized terms used but not defined in this Amendment have the meanings ascribed to such terms in the Schedule.


Item 4.   Purpose of Transaction.

     On September 30, 1999, TPG Magellan and the Company executed Amendment Number One to the Investment Agreement ("Amendment Number One"). Amendment Number One is summarized below and has been filed as Exhibit 1 to this document.

     Series A Preferred Stock.

     The form of Certificate of Designations of Series A Preferred Stock has been amended with respect to the rights of holders upon the liquidation, dissolution or winding up of the Company. As amended, it provides that upon the liquidation, dissolution or winding up of the Company, the holders of shares of Series A Preferred Stock will be entitled to receive out of the assets of the Company an amount per share equal to the greater of (A) the sum of (i) the Stated Value (as defined in the form of Certificate of Designations) thereof and
(ii) the dividends, if any, accumulated thereon to the date of final distribution to holders, and (B) the amount that would be payable to the holders if the holders had converted all outstanding shares of Series A Preferred Stock into shares of Common Stock immediately prior to such liquidation, dissolution or winding up. After the holders of Common Stock have received an amount per share of Common Stock equal to the amount paid per share of Series A Preferred Stock, holders of shares of Series A Preferred Stock also will be entitled to participate in the remaining assets of the Company on a pro rata basis with the holders of Common Stock.

     The amended form of Certificate of Designations of Series A Preferred Stock is set forth as Annex I to Amendment Number One.

     Series B Preferred Stock.

     The form of Certificate of Designations of Series B Preferred Stock has been amended to make certain changes with respect to the dividend rate and conversion price. As amended, it provides with respect to the dividend rate that the Series B Preferred Stock will accumulate dividends at a rate of 6.50% per annum until redeemed; however, if the Shareholder Approval is not received on or prior to April 5, 2000, commencing April 5, 2000, the Series B Preferred Stock will accumulate dividends at a rate of 12.00% per annum until such time as the Shareholder Approval is received. As amended, it provides with respect to the conversion price that each share of Series B Preferred Stock is convertible into Common Stock at the option of the holder at any time after the Shareholder Approval is received at an adjusted conversion price of $9.625 per share of Common Stock (if the Shareholder Approval is received on or prior to April 5, 2000) or $9.125 per share of Common Stock (if the Shareholder Approval is received after April 5, 2000). The Series B Preferred Stock also is convertible into Common Stock by the Company under certain circumstances if the trading price of the Common Stock exceeds 200% of the adjusted conversion price over a specified time period.

     The form of Certificate of Designations of Series B Preferred Stock also has been amended with respect to the rights of holders upon the liquidation, dissolution or winding up of the Company. As amended, it provides that upon the liquidation, dissolution or winding up of the Company, the holders of shares of Series B Preferred Stock will be entitled to receive out of the assets of the Company an amount per share equal to the greater of (A) the sum of (i) the Stated Value (as defined in the form of Certificate of Designations) thereof and
(ii) the dividends, if any, accumulated thereon to the date of final distribution to holders, and (B) the amount that would be payable to the holders if the holders had converted all outstanding shares of Series B Preferred Stock into shares of Common Stock immediately prior to such liquidation, dissolution or winding up. After the holders of Common Stock have received an amount per share of Common Stock equal to the amount paid per share of Series B Preferred Stock, holders of shares of Series B Preferred Stock also will be entitled to participate in the remaining assets of the Company on a pro rata basis with the holders of Common Stock.

     The amended form of Certificate of Designations of Series B Preferred Stock is set forth as Annex II to Amendment Number One.

     Termination. The Investment Agreement has been amended to permit either the TPG Parties or the Company to terminate the Investment Agreement if the closing of the purchase and sale of the Preferred Stock has not occurred on or before December 31, 1999.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     As contemplated in the Schedule, on August 25, 1999, TPG Magellan assigned all of its rights under the Investment Agreement to acquire the Preferred Stock to TPG, TPG Investors, TPG Parallel and TPG 1999 in the following amounts:

          (a) TPG: (i) 50,323 shares of Series A Preferred Stock and (ii) 13,941 shares of Series B Preferred Stock;

          (b) TPG Investors: (i) 5,249 shares of Series A Preferred Stock and
     (ii) 1,454 shares of Series B Preferred Stock;

          (c) TPG Parallel: (i) 3,434 shares of Series A Preferred Stock and
     (ii) 951 shares of Series B Preferred Stock; and

          (d) TPG 1999: (i) 57 shares of Series A Preferred Stock and (ii) 16 shares of Series B Preferred Stock.

Item 7.   Material to be Filed as Exhibits

Exhibit 1 Amendment Number One to Investment Agreement, dated as of September 30, 1999, by and between TPG Magellan LLC and Magellan Health Services, Inc., including the amended forms of the Certificates of Designations of Series A and Series B Preferred Stock.

Exhibit 2 Assignment, dated as of August 25, 1999, by and between TPG Magellan LLC, on the one hand, and TPG Partners II, L.P., TPG Parallel II, L.P., TPG Investors II, L.P. and TPG 1999 Equity Partners, L.P., on the other hand.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TPG Advisors II, Inc. is true, complete and correct.

Dated:  September 30, 1999

                                        TPG ADVISORS II, INC.


                                        By:  /s/  JAMES J. O'BRIEN
                                             ---------------------
                                        Name:     James J. O'Brien
                                        Title:    Vice President